UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39184

SWK Holdings Corporation

(Exact name of registrant as specified in its charter)

5956 Sherry Lane, Suite 2000

Dallas, TX 75225

(972) 687-7250

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*	On October 9, 2025, SWK Holdings Corporation, a Delaware corporation (“Target”) and Runway Growth Finance Corp., a Mayland corporation (“Parent”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), providing for, among other things, the merger of Target with and into Parent. Pursuant to the Merger Agreement, on April 6, 2026, Target merged with and into Parent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Runway Growth Finance Corp., on behalf of SWK Holdings Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 16, 2026

By:	/s/ Thomas B. Raterman
Name:	Thomas B. Raterman
Title:	Chief Financial Officer, Chief Operating Officer, Secretary and Treasurer